THOMPSON  ATLANTA  BRUSSELS  CINCINNATI  CLEVELAND  COLUMBUS  DAYTON  NEW YORK  WASHINGTON, D.C.

         HINE

April 24, 2006

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

            RE:      Northern Lights Fund Trust - File Nos. 333-122917 and 811-21720

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust (the "Trust"), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 11 to the Trust's Registration Statement.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933 to add three new series to the Trust.

            If you have any questions concerning this filing please contact JoAnn M. Strasser at (513) 352-6725.

                                                                        Very truly yours,

                                                                        THOMPSON HINE LLP